Exhibit A-8

                         Chapter 7 Liquidation Analysis
                             As of December 31, 2000

                                  Introduction


         CIBC World Markets Corp. ("CIBC") estimated the likely returns to each holder of an Impaired Claim in a hypothetical liquidation under Chapter 7 of the Bankruptcy Code. The results of such estimate are set forth below.

         The Liquidation Analysis was prepared using the Debtors' assets as of December 31, 2000. The Liquidation Analysis is based on a number of estimates and assumptions which are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of the Debtors and/or any Chapter 7 trustee. Additionally, various liquidation decisions, which are based on certain assumptions and estimates employed in determining the liquidation values of the Debtors' assets, will impact the actual amount of proceeds which would be realized were the Debtors to undergo an actual liquidation. The actual amounts of claims against the estates could vary significantly from these estimates, depending on the claims asserted during the Chapter 7 case. This liquidation analysis does not include liabilities that may arise as a result of liquidation, any new tax assessments or other potential claims. This analysis also does not include potential recoveries from avoidance actions.

          ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE VALUES REFLECTED IN THE LIQUIDATION ANALYSIS WOULD BE REALIZED IF THE DEBTORS WERE, IN FACT, TO UNDERGO SUCH A CHAPTER 7 LIQUIDATION, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE SHOWN HERE.

         THE ESTIMATES AND ASSUMPTIONS EMPLOYED IN THIS LIQUIDATION ANALYSIS INCLUDE DISCOUNTS TO ASSETS BASED ON THE POSSIBILITY OF OFFSETS AND DEFENSES BEING ASSERTED BY COUNTERPARTIES, INCLUDING WITHOUT LIMITATION, S.D. WARREN AND KC. THE DEBTORS DO NOT ADMIT THE EXISTENCE OR VALIDITY OF ANY SUCH OFFSETS OR DEFENSES.

         These values have not been subject to any review or audit by any independent accounting firm.

Major Assumptions.
-----------------

         1. The Debtors' fixed assets are assumed to be sold in whole or in part to maximize value in the liquidation process. The Debtors' operations are assumed to be discontinued as of December 31, 2000.


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          2. Mechanical equipment is assumed to be properly maintained awaiting sale. Security and insurance for the Energy Complex are assumed to be maintained for the 12 months preceding final distribution.

         3. The severance and pension plan benefits are assumed to be paid by non-Debtor affiliates of the Debtors except as provided as part of the SEI Senior Lien Claim.

         4. All assets are assumed to be sold within an average of nine months. All liquidation proceeds are stated in actual dollar terms and have not been discounted to present values.

         5. If implementation of the liquidation process is delayed, significant changes in the Debtors' assets and liabilities may occur during the interim period until the liquidation is completed, and the net liquidation value could be significantly below that estimated herein.

         6. Upon liquidation, actual liabilities may vary significantly from those reflected on the Debtors' December 31, 2000 balance sheet (the "Balance Sheet") and in this Liquidation Analysis, because Claims presently unknown to the Debtors may be asserted. It is not possible to predict with any certainty the inevitable increase in liabilities resulting from contingent and/or unliquidated Claims. Actual amounts may vary materially from these estimates.

         7. Liquidation values are predicated upon the Balance Sheet which was provided by the Debtors. The analysis does not take into account the effect of operating results or adjustments to the unaudited financial statements subsequent to the date of the Balance Sheet, or changes in assets and liabilities after that date, except for specific adjustments described in the assumptions or notes to the Liquidation Analysis.

          8. The Liquidation Analysis assumes that Amendment No. 1 to the Development Agreement is in effect.

          9. This Liquidation Analysis assumes that no new litigation is instituted against the Debtors and no on-going litigation expenses are incurred by the Debtors.

          10. This Liquidation Analysis assumes that Debtors' ability to collect its accounts receivable is negatively impacted by a liquidation.

          11. Certain of the Debtors' fixed assets were specifically configured for the Debtors and thus may have limited resale value.

          12. This Liquidation Analysis assumes that the KC Settlement Agreement becomes unwound according to its terms as of December 31, 2000.

Note A - Book Value

The book value used in this Liquidation Analysis is the unaudited, depreciated book values as of the date of the Balance Sheet.

Note B - Cash and Cash Equivalents

Cash and Cash Equivalents are those shown on the Balance Sheet.

Note C - Accounts Receivable

The majority of the accounts receivable are from KC and S.D. Warren. A 30% collection rate was assumed on those accounts because both parties would assert offsets against MESC in a liquidation. In addition, given the existing disputes with the Paper Mill Owner the S.D. Warren receivables are assumed to be more difficult to collect.

Note D - Prepaid Expenses

The bulk of the prepaid expenses are deposits made to secure summer power sales and insurance. It is assumed that most of the summer power sales deposits would be refunded in a liquidation because the contract would terminate without penalty. No refund is assumed to result from the remainder of the prepaid expenses.

Note E - Fuel Stock

Most of the fuel inventory is wood which is assumed to have no value. A small portion of the fuel stock is coal which is assumed to have limited resale value although discounted heavily due to transportation costs.

Note F - Plant, Material and Supplies

These assets are spare parts, batteries, gloves, etc. which is assumed to have relatively higher resale value particularly since other parties located at the site might have use for these assets.

Note G - Restricted Deposits

This is accrued interest on bank deposits which is owed to the Debtors. A 90% collection rate is assumed since the banks may have some offsetting fees and expenses.


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Note H - KCTC Back Payments

As part of the unwind of the KC Settlement Agreement, KC will make a back payment to MESC for back energy charges. This is an estimate of that amount as of December 31, 2000. A collection rate of 90% was assumed in recognition of the fact that there may be some disputes in the calculation or offsets between the parties.

Note I - Utility Plant, Property and Equipment

The major plant, property and equipment are the boilers and turbine generators which are assumed to have some resale value although that value has been discounted heavily for transportation. The remainder of the plant, property and equipment is relatively old and is assumed to have limited resale value net of transportation costs.

Note J - Construction Work in Process

The on-going construction projects at the site involve improving existing assets including the relocating certain assets, rebuilding the ash conveyor, installing a fan motor and relocating control systems. These projects have been assigned no liquidation value.

Note K - Land

The land is leased and thus is assumed to have no value in a liquidation.

Note L - Non- Utility Property

This category includes telephones, computer equipment, rolling stock and other non-plant property which is assumed to have a relatively higher resale value.

Note M - Cogen Property

The HRSG which was purchased for the cogen project is assumed to have a relatively higher resale value.

Note N - Acquisition Costs

These assets are the result of the amortization of certain costs and are assumed to have no value in a liquidation.

Note O - Chapter 7 Trustee

The Chapter 7 Trustee is assumed to receive 3% of the gross proceeds of any sale.

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Note P - Trustee Professionals

Professional fees of $1 million for each of the legal and financial advisors to the Trustee are assumed in the Chapter 7.

Note Q - Mothballing Costs/Unwind Expenses

Mothballing costs are assumed to be $175,000 per month for nine months. In addition, expenses for personnel necessary to the liquidation of the business are assumed at a lump sum of $750,000.

Note R - Chapter 11 Expenses

These costs are based on the Chapter 11 costs and expenses outstanding as of December 31, 2000. Some or all of these costs might not be allowed as priority claims in the bankruptcy.

Note S - SEI Senior Liens

As of December 31, 2000, this is the amount owed to SEI for amounts under Amendment No. 1.

Note T - First Mortgage and Tax-Exempt Bonds

This is the amount of the Allowed Claims of the First Mortgage and Tax-Exempt Bonds as of the Petition Date.



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
              MESC and MESH Liquidation Analysis ($ in thousands)

                                                       Book Value (A)      Percentage      Gross Proceeds
                                                          31-Dec-00
Assets:
Current Assets:
--------------
Cash and Cash Equivalents (B)                               $13,635             100%             $13,635
Accounts Receivable (C)                                      10,983              30%               3,295
Prepaid Expenses (D)                                            710              37%                 260
Fuel Inventory (E)                                               37               5%                   2
Plant Material and Supplies (F)                               4,702              25%               1,176
Restricted Deposits (G)                                          65              90%                  59
Kimberly Clark Back Payments (H)                             14,763              90%              13,287

Plant, Property and Equipment:
-----------------------------

Major Utility Plant, Property and Equipment (I)             155,969             7.5%              11,698
Other Utility Plant, Property and Equipment (I)             164,244               2%               3,285
Construction Work in Process (J)                              1,615               0%                   -
Land (K)                                                      2,000               0%                   -
Non - Utility Property (L)                                      218              15%                  33
Cogen Property (M)                                           10,941              80%               8,753

Other Assets:
------------

Acquisition Costs and Deferred Deposits (N)                   5,051               0%                   -
                                                        -----------                              --------

                                    Total:                 $384,933                              $55,481


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               MESC and MESH Liquidation Analysis ($ in thousands)

Liabilities:

Chapter 7 Costs:
---------------

Chapter 7 Trustee (O)                                                  1,664
 (3%  gross proceeds)
Trustee Professional (P)                                               2,000
Mothballing Costs (Q)                                                  2,550

Priority/Administrative Claims:
------------------------------

Chapter 11 Expenses and Claims (R)                                     7,752


Net Proceeds Available for Secured Claims                            $41,514

Secured Claims:
--------------

SEI Senior Liens ( S)                                                  4,983

Net Proceeds Available for Senior Bonds                              $36,531

Senior Bonds (T)                                                     315,000


Percentage Recovery - Secured Claims                                  11.60%


Net Proceeds Available Unsecured Claims                                    -